APPHARVEST, INC.
500 Appalachian Way

Morehead, Kentucky 40351

March 3, 2021

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	AppHarvest, Inc. Registration Statement on Form S-1 File No. 333-252964

Ladies and Gentlemen:

AppHarvest, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) withdraw the Registrant’s previous request for acceleration, dated March 2, 2021, of the effectiveness date of the Registrant’s above-referenced Registration Statement on Form S-1, which requested that the Commission cause such Registration Statement to become effective on March 4, 2021, at 4:00 p.m., and hereby requests that the Commission cause such Registration Statement to become effective on March 4, 2021, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Derek O. Colla and John T. McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Derek O. Colla of Cooley LLP, counsel to the Registrant, at (202) 842-7849, or in his absence, John T. McKenna at (650) 843-5059.

Very truly yours,

APPHARVEST, INC.

By:	/s/ Loren Eggleton
Name:	Loren Eggleton
Title:	Chief Financial Officer

cc:	Derek Lyons, AppHarvest, Inc. Derek O. Colla, Cooley LLP John T. McKenna, Cooley LLP